1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2006
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑               Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐                          No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

Taiwan Semiconductor Manufacturing Company Limited
October 09, 2006
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of September 2006.
1) Sales volume (in NT$ thousand)

Period	Items	2006	2005
Sep	Net sales	26,858,607	25,228,512
Jan — Sep	Net sales	239,945,940	183,427,049
2) Funds lent to other parties (in NT$ thousand)

	Limit of lending	Sep	Bal. as of period end
TSMC	89,366,469	—	—
TSMC’s subsidiaries	32,699,765	—	—
3) Endorsements and guarantees (in NT$ thousand)

	Limit of endorsements	Sep	Bal. as of period end
TSMC	111,708,087	(1,974,360)	—
TSMC’s subsidiaries	N/A	—	—
TSMC endorses for subsidiaries		(1,974,360)	—
TSMC’s subsidiaries endorse for TSMC		—	—
TSMC endorses for PRC companies		—	—
TSMC’s subsidiaries endorse for PRC companies		—	—
4) Financial derivative transactions (in NT$ thousand)
TSMC
Hedging purpose (for assets / liabilities denominated in foreign currencies)

			Others
	Forward	Swap	Buy put	Sell call
Margin Payment	—	—	—	—
Premium Income (Expense)	—	—	—	—
Outstanding Contracts
Notional Amount	4,763,250	50,903,060	—	—
Mark to Market Profit/Loss	45,295	(458,808)	—	—
Expired Contracts
Notional Amount	21,303,635	343,947,998	639,620	639,620
Realized Profit/Loss	41,193	(1,425,417)	—	—
TSMC’s subsidiaries
Hedging purpose (for assets / liabilities denominated in foreign currencies)

Others
	Forward	Swap	Buy put	Sell call
Margin Payment	—	—	—	—
Premium Income (Expense)	—	—	—	—
Outstanding Contracts
Notional Amount	—	—	—	—
Mark to Market Profit/Loss	—	—	—	—
Expired Contracts
Notional Amount	578,878	—	—	—
Realized Profit/Loss	2,578	—	—	—

TSMC September 2006 Sales Report
Hsinchu, Taiwan, R.O.C. – October 9, 2006 — TSMC (TAIEX: 2330, NYSE: TSM) today announced its net sales for September 2006: on an unconsolidated basis, sales were NT$26,859 million, a decrease of 0.5 percent from August 2006 and an increase of 6.5 percent over September 2005. Revenues for January through September 2006 totaled NT$239,946 million, an increase of 30.8 percent over the same period in 2005.
On a consolidated basis, net sales for September 2006 were NT$ 27,198 million, a decrease of 0.3 percent from August 2006; revenues for January through September 2006 totaled NT$ 242,451 million.
TSMC Sales Report (Unconsolidated):

			(Unit: NT$ million)
Net Sales	2006*	2005	Increase (Decrease) %
September	26,859	25,229	6.5
January through September	239,946	183,427	30.8

*	Year 2006 figures have not been audited.
TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-505-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-505-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: October 9, 2006	By:	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer